SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO 240.13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 240.13D-2


                                (Amendment No. )*

                           ESQUIRE COMMUNICATIONS LTD.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)


                                   296658 10 7
                                 (CUSIP Number)


                                NOVEMBER 7, 1997
                              (Date of Event Which
                       Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of Pages

                                  SCHEDULE 13G


---------------------------                    ----------------------------
CUSIP No.                                      Page 2  of Pages
---------------------------                   ------------------------------
------------------------------------------------------------------------------
 1         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Carole L. Hughes

------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)
                                                                (b)

------------------------------------------------------------------------------
 3         SEC USE ONLY

------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
------------------------------------------------------------------------------
          NUMBER OF              5         SOLE VOTING POWER
           SHARES                          432,378
        BENEFICIALLY            ----------------------------------------------
           OWNED BY              6         SHARED VOTING POWER
           EACH                 ----------------------------------------------
         REPORTING               7         SOLE DISPOSITIVE POWER
           PERSON                          432,378
            WITH                ----------------------------------------------
                                 8         SHARED DISPOSITIVE POWER
------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           432,378
------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*                                      /  /

------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           6.34%
------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a).  Name of Issuer:

         Esquire Communications Ltd., a Delaware corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

         750 B Street
         Suite 2350
         San Diego, California 92101

Items 2(a),
(b) and (c).  Name of Person Filing; Address of Principal Business Office;
Citizenship:

         Carole L. Hughes
         Jurist-Begley Reporting Services
         1515 Locust Street
         Philadelphia, Pennsylvania 19102
         Citizen of United States of America

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         296658 10 7

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e) [ ] An investment adviser in accordance with 240.13d- 1(b)(1)
                 (ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box. [X].

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:  432,378.*

         (b)      Percent of class:  6.34%.

         (c)       Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 432,378.*

                  (ii)  Shared power to vote or to direct the vote -------.

                  (iii) Sole power to dispose or to direct the disposition of:
                        432,378.*

                  (iv)  Shared power to dispose or to direct the disposition of
                        ________.

*Includes options to purchase 91,000 shares of Common Stock.


Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable.


Item 7.  Identification and Classification of the Subsidiary which Acquired the
              Security Being Reported on by the Parent Holding Company:

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group:

         Not applicable.


Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 26, 1998


                                    /S/ Carole L. Hughes
                                        Carole L. Hughes